# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: comScore, Inc., CIK 0001158172
CUSIP: 20564W105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11950 Democracy Drive, Suite 600, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 12/29/2025
Amends the filing with accession number 0001104659-23-063674
Filed by CIK 0001611983
Persons authorized to receive notices and communications: Renee L. Wilm, Esq., CLO, Liberty Broadband Corporation, 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112, (720) 875-5700

## Reporting persons
- Liberty Broadband Corporation (CIK 0001611983): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,510,446; shared voting power 0; sole dispositive power 7,510,446; shared dispositive power 0; aggregate amount beneficially owned 7,510,446 (39.3% of the class); the aggregate amount excludes certain shares
  Comment: Note to Row 2: On December 29, 2025, pursuant to the previously disclosed Stock Exchange Agreement, dated September 26, 2025, between Liberty Broadband Corporation (the "Reporting Person") and comScore, Inc. (the "Issuer"), the Reporting Person exchanged the 31,928,301 shares of Series B Convertible Preferred Stock, par value $0.001 per share, of the Issuer then owned by the Reporting Person for (i) 4,223,621 shares of a new series of convertible preferred stock designated as Series C Convertible Preferred Stock, par value $0.001 per share ("Series C Preferred Stock"), and (ii) 3,286,825 shares of common stock, par value $0.001 per share, of the Issuer ("Common Stock"). In connection therewith, the Reporting Person, the Issuer, Charter Communications Holding Company, LLC ("Charter") and Pine Investor, LLC ("Pine" and, together with the Reporting Person and Charter, referred to herein collectively as the "Stockholders") entered into a Second Amended and Restated Stockholders Agreement (the "Second Amended and Restated SHA"), which contains provisions relating to the transfer, ownership and voting of the Issuer's securities by the Reporting Person. The Reporting Person expressly disclaims the existence of any membership in a group with the other Stockholders. See Item 6 of the Schedule 13D/A.
  
  Note to Rows 7, 9 and 11: Subject to certain restrictions contained in the Second Amended and Restated SHA. Includes 4,223,621 shares of Series C Preferred Stock convertible, at any time at the option of the holder, into 4,223,621 shares of Common Stock. Subject to certain anti-dilution adjustments, the Series C Preferred Stock is convertible at the option of the holders at any time into a number of shares of Common Stock equal to the Conversion Rate (as defined in the Certificate of Designations for the Series C Preferred Stock), which is originally one-to-one.
  
  Note to Row 12: Excludes shares beneficially owned by the executive officers and directors of the Reporting Person. See Item 5 of the Schedule 13D/A.
  
  Note to Row 13: Calculated based on (i) the 5,015,664 shares of Common Stock outstanding as of November 3, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 7, 2025, (ii) the 4,223,621 shares of Common Stock currently underlying the Series C Preferred Stock owned by the Reporting Person, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 and (iii) the 9,860,475 shares of Common Stock issued to the Stockholders on December 29, 2025. Furthermore, by giving effect to the 8,447,242 shares of Common Stock underlying the Series C Preferred Stock held by the other Stockholders, the Reporting Person would be deemed to own approximately 27.3% of the outstanding shares of Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: comScore, Inc.
Address of issuer's principal executive offices: 11950 Democracy Drive, Suite 600, Reston, Virginia (VA), 20190
Comment: Liberty Broadband Corporation, a Delaware corporation (the "Reporting Person"), is filing this Statement on Schedule 13D/A with respect to shares of the common stock, par value $0.001 per share (the "Common Stock"), of comScore, Inc., a Delaware corporation (the "Issuer"). The statement on Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") by the Reporting Person on May 23, 2023, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on July 26, 2024 and Amendment No. 2 to the Schedule 13D filed with the SEC on September 30, 2025 (collectively, the "Schedule 13D"), is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A constitutes Amendment No. 3 to the Schedule 13D (this "Amendment" and, together with the Schedule 13D, this "Statement"). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information contained in Item 4 of this Statement is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended to delete the last three paragraphs thereof and supplemented to include the following information:

On December 29, 2025, pursuant to the previously disclosed Stock Exchange Agreement, dated September 26, 2025, between the Reporting Person and the Issuer, the Reporting Person exchanged the 31,928,301 shares of Series B Convertible Preferred Stock, par value $0.001 per share, of the Issuer then owned by the Reporting Person for (i) 4,223,621 shares of a new series of convertible preferred stock designated as Series C Convertible Preferred Stock, par value $0.001 per share ("Series C Preferred Stock"), and (ii) 3,286,825 shares of Common Stock. The shares of Series C Preferred Stock are originally convertible into shares of Common Stock on a one-to-one basis. The shares of Series C Preferred Stock have the terms and conditions set forth in the Certificate of Designations for the Series C Preferred Stock. In connection with and effective upon the closing of such exchange, Mr. Marty E. Patterson ("Mr. Patterson"), President and Chief Executive Officer of the Reporting Person, resigned from the board of directors of the Issuer. Also on December 29, 2025, the Issuer, Charter Communications Holding Company, LLC ("Charter") and Pine Investor, LLC ("Pine" and, together with the Reporting Person and Charter, referred to herein collectively as the "Stockholders") entered into the previously disclosed Second Amended and Restated Stockholders Agreement (the "Second Amended and Restated SHA") and the Issuer entered into the previously disclosed amendment to its Registration Rights Agreement, dated as of March 10, 2021, by and among the Issuer and the other parties thereto (such amendment, the "RRA Amendment").

The full text of the Second Amended and Restated SHA and the RRA Amendment are included as Exhibit 7(d) and Exhibit 7(e) hereto, respectively, and are incorporated herein by reference.

The shares of Common Stock beneficially owned by the Reporting Person and described in this Statement are being held by the Reporting Person for investment purposes.

Other than as set forth in this Amendment, the Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may determine to change its intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional securities of the Issuer in open market or privately negotiated transactions or (ii) to dispose of all or a portion of the Reporting Person's holdings of securities of the Issuer. In reaching any determination as to its future course of action, the Reporting Person will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, tax considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market prices of the securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 7,510,446 shares of Common Stock as a result of its ownership of 3,286,825 shares of Common Stock and 4,223,621 shares of Series C Preferred Stock that are convertible, at any time at the option of the holder, into the underlying shares of Common Stock. The 7,510,446 shares of Common Stock constitute approximately 39.3% of the outstanding shares of Common Stock, calculated based on (i) the 5,015,664 shares of Common Stock outstanding as of November 3, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the SEC on November 7, 2025, (ii) the 4,223,621 shares of Common Stock currently underlying the Series C Preferred Stock owned by the Reporting Person, pursuant to Rule 13d-3 of the Exchange Act and (iii) the 9,860,475 shares of Common Stock issued to the Stockholders on December 29, 2025. Furthermore, by giving effect to the 8,447,242 shares of Common Stock underlying the Series C Preferred Stock held by the other Stockholders, the Reporting Person would be deemed to own approximately 27.3% of the outstanding shares of Common Stock. As of the date hereof, Mr. Brian J. Wendling ("Mr. Wendling"), Chief Accounting Officer and Principal Financial Officer of the Reporting Person and a director of the Issuer, beneficially owns (i) 28,007 shares of Common Stock subject to vested, deferred stock units that are scheduled to be settled on the earlier of Mr. Wendling's separation from service or a change in control of the Issuer and (ii) 4,500 shares of Common Stock held directly. As of the date hereof, Mr. Patterson, President and Chief Executive Officer of the Reporting Person, beneficially owns 38,682 shares of Common Stock held directly.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person and, to the knowledge of the Reporting Person, each of Mr. Wendling and Mr. Patterson, have the sole power to vote or to direct the voting of and the sole power to dispose or direct the disposition of the shares of Common Stock beneficially owned by them, subject to the restrictions described in Item 6 of this Statement.
Transactions in the class effected during the past sixty days: Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
7(d): Second Amended and Restated Stockholders Agreement, dated as of December 29, 2025, by and among comScore, Inc., Charter Communications Holding Company, LLC, Liberty Broadband Corporation and Pine Investor, LLC (incorporated by reference to Exhibit 10.4 to comScore, Inc.'s Current Report on Form 8-K (File No. 001-33520), filed with the Securities and Exchange Commission on December 31, 2025).

7(e): First Amendment to Registration Rights Agreement, dated as of December 29, 2025, by and among comScore, Inc., Charter Communications Holding Company, LLC, Liberty Broadband Corporation and Pine Investor, LLC (incorporated by reference to Exhibit 10.5 to comScore, Inc.'s Current Report on Form 8-K (File No. 001-33520), filed with the Securities and Exchange Commission on December 31, 2025).

## Signatures
- Liberty Broadband Corporation: /s/ Craig Troyer, Craig Troyer, Senior Vice President and Assistant Secretary (12/31/2025)